AUSTRALIAN FOREST INDUSTRIES
4/95 Salmon Street, Port Melbourne, Victoria
Australia, 3207

                                    March 28, 2008

Ms. Tia Jenkins
Senior Assistant Chief
Accounting
Office of Emerging Growth
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:          Multi-Tech International, Corp.
Form 10-KSB for the Year Ended December 31, 2005
Filed May 19, 2006
Form 10-QSB for the Quarter Ended March 31, 2005
Filed June 22, 2006
File No. 0-25909

Dear Ms. Jenkins:

This is in response to your comment letter of August 8, 2006 to Michael Timms with respect to the above-referenced filings.  The numbered paragraphs below provide answers and explanations to the corresponding numbered questions and comments in your letter of August 8, 2006.  In addition to providing you with this letter, Australian Forest Industries (the “Company”) is”
●	simultaneously filing Amendment No. 1 (the “Amended Annual Report”) to the Annual Report on Form 10-KSB for the year ended December 31, 2005 and

●	providing you with a copy of the Amended Annual Report marked to show changes from the Annual Report on Form 10-KSB that was filed on May 19, 2006.

Form 10K for the Year Ended December 31, 2005

1.	We have confirmed with EDGAR Filer Support that the name change is effective.

Item 6. Management’s Discussion and Analysis; page 6

2.
We have updated the Amended Annual Report to clarify that we earn revenue from one product, Structural Radiata Pine Timber (lumber).  Sales are recorded when a customer is invoiced.  While we sold more timber in 2005 (68,000 m3) than in 2004 (48,000 m3), an approximate 13% decline in the selling price of timber impacted our revenue.

3.
Our Amended Annual Report has been modified to note that while the cost of logs has remained constant, the quality of timber, which is measured by the recovery of structural timber from a given log, has declined.  Additionally, direct and indirect labor costs have increased 19.6% from 2004 to 2005.

4.
We have expanded our discussion of liquidity and capital resources.  Historically, our major shareholder, Timbermans Group Pty. Ltd. (“Timbermans Group”), has covered any shortfall in working capital.  As of December 31, 2005, there were no liabilities associated with our working capital deficit that were past due.

Financial Statements, page F-1
Audit Report, page F-1

5.
The date has been corrected and a reference to the restatement has been incorporated into the opinion.  Footnote A of the Notes to Financial Statements has been expanded to include the disclosure required by paragraph 37 of APB 20.

Balance Sheet F-2

6.
The receivable from related parties of $273,175 relates to the net effect of transactions between the Company and Timbermans Group, which is the Company’s majority shareholder.  In 2004, the net cash advances between the two entities were $613, 473 which was offset by the assignment of the timber contract which was negotiated by the Timbermans Group.  We have further restated the financial statements to offset the receivable against the amount due to the Timbermans Group shareholders who advance funds to the company leaving a remaining balance of $386,835 due to the Timbermans Group shareholders at December 31, 2004.

Consolidated Statement of Operations

7.
We reclassified part of the 2005 non-operating income section and included the amortization of the gain on the sale and leaseback transaction in operating income.  See restatement Note K for explanation of changes.  The gain on disposal of assets relates to gains other than the gain on the sale/leaseback of equipment and accordingly is considered non-operating income.

Consolidated Statement of Cash Flows

8.	We have revised this statement based upon the changes discussed in item 7 above.

Statements of Changes in Stockholders’ Equity, page F-5

9.	The columns in the Edgar version have been aligned for the amended filing.

10.	We have expanded Note C to the Financial Statements to explain the $5,307,400 investment made by Timbermans Group in the Company in 2004.

Note A- Accounting Policies, page F-8

11.	We have expanded the revenue recognition policy to include the criteria in Staff Accounting Bulletin Topic 13:A:1

Note B-Variable Interest Entities, page F-8

12.
In 2003, the Timbermans Group entered into an agreement with the Australian Government for the right to harvest the last significant undeveloped pine forest in Eastern Australia.  It then borrowed money from a group of investors and the National Australian bank to purchase a pine sawmilling and timber facility to process the harvested lumber through the Company.  Both the Timbermans Group and the Company are under common control.  The Timbermans Group by itself cannot repay its loans without financial support from the Company, and the Company will absorb the losses of the activities and will receive any future returns.  All of the assets of Integrated Forest Products including goodwill was pledged to secure the loan the Timbermans Group made to purchase the Company.  The common control Directors and Officers guaranteed the loan.  As such, we concluded that the Timbermans Group is a variable interest entity and the Company is the primary beneficiary and therefore must be consolidated in the financial statements under FIN 46R.

Note E- Related party Transactions, page F-9

13.	The Timbermans Group paid cash for the Long-Term Log Supply Contract. The disclosure was erroneously included under operating. It is now included under Investing.

Note F-Short Term Borrowing, page F-10

14.
We have expanded Note G to the Financial Statements to clarify the terms and conditions of the $790,000 guarantee with the South Wales government.  Since this is a guarantee, amounts have been recorded in the Financial Statements.

15.	We have disclosed the terms and conditions of all financial agreements in Note G to the Financial Statements.

Note K-Sale-Leaseback Transaction, page F-11

16.	We have revised the disclosure and have restated the 2005 Financial Statement to reflect the amortization of the gain over a 30 year period, the life of the related assets as called for by SFAS 98.

Item 8, Change of Accountants, page 9

17.	Disclosure of the change in accountant as it appears in Item 8 of Form 10-K for the year ended December 31, 2005, filed on May 19, 2005, satisfies all disclosure requirements.

Item 8A, Disclosure Controls and Procedures, page 9

18.
We have added the following sentence to Item 8A, (a)(ii): “The Company's management, including the CEO and CFO believe that our system of disclosure controls and procedures provide reasonable assurance that information required to be disclosed in our periodic reports filed under the Exchange Act is, in fact, being disclosed.”

Exhibits 31.1 and 31.2, Section 302 Certifications

19.	We have revised the revised certifications to conform with the language that is required by Item 601(b)(31) of Regulation S-B.

20.
We are in the process of amending our quarterly report on Form 10-QSB for the period ending March 31, 2005 and will file it shortly hereafter.  We intend to revise the certifications per your instructions.

21.
We are in the process of amending our quarterly report on Form 10-QSB for the period ending March 31, 2005 and will file it shortly hereafter.  We intend to include the following statements in Item 2 of that amended Form 10-QSB:

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

      It should be noted that this Management's Discussion and Analysis of      Financial Condition and Results of Operations may contain "forward-looking statements." The terms "believe," "anticipate," "intend," "goal," "expect," and similar expressions may identify forward-looking statements. These forward-looking statements represent the Company's current expectations or beliefs concerning future events. The matters covered by these statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements, including the Company's dependence on weather-related factors, introduction and customer acceptance of new products, the impact of competition and price erosion, as well as supply and manufacturing restraints and other risks and uncertainties. The foregoing list should not be construed as exhaustive, and the Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation that the strategy, objectives or other plans of the Company will be achieved. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

RESULTS OF OPERATIONS

     We are currently in the third year of operations and have generated significant revenues to date. Our activities from inception to date were related to our formation, preparation of our business model, arranging and planning financing and the acquiring all rights, title and interest to our timber rights located in the Canberra region in addition to the implementation and construction of our first sawmill also in the Canberra region.

      Operating costs for the three-months ended March 31, 2006 aggregated $4,327,928. This includes costs incurred in procuring our rights under the Bombala Agreement and operating expenses for our Canberra sawmill. We incurred an operating loss of $(878,816) and a total net loss of $(601,629) or $(0.01) per share.

LIQUIDITY AND CAPITAL RESOURCES

On March 31, 2005 we had current assets of $5,375,750.  Net cash used in operating activities for the three month period ending March 31, 2005 was $(323,276).  Net Cash used in Financing Activities for the three month period ending March 31, 2006 was $2,587,969.

Controls and Procedures

22.
We are in the process of amending our quarterly report on Form 10-QSB for the period ending March 31, 2005 and will file it shortly hereafter.  We intend to include the following statements in Item 3 of that amended Form 10-QSB:

ITEM 3. CONTROLS AND PROCEDURES

The Company's management, including the CEO and CFO believe that our system of disclosure controls and procedures provide reasonable assurance that information required to be disclosed in our periodic reports filed under the Exchange Act is, in fact, being disclosed.

(a) Our principal executive officer and principal financial officer have each evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) as of a date within 90 days prior to the filing date of this quarterly report and have each concluded that our disclosure controls and procedures are adequate.

(b) There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

(c) Not applicable

Financial Statements

23.
We are in the process of amending our quarterly report on Form 10-QSB for the period ending March 31, 2005 and will file it shortly hereafter.  We intend to revise the financial statements to add the disclosure relating to SFAS 123R

1934 Act Periodic Reports

24.
With this letter, we are simultaneously filing the restated financials for the year ended December 31, 2005 in the Amended Annual Report.  We will also file a current report on Form 8-K providing the required disclosure under Item 4.02 thereof for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

25. Amended quarterly reports for periods ended March 31, 2005, June 30, 2005 and September 30, 2005 will be filed in the Company's second quarter of 2008.

26. Today we filed the following documents as exhibits to our amended 10-KSB for period ended December 31, 2006:
    a. Loan Document for Timbermans Group Pty Ltd.
    b. Loan Document for Integrated Forest Products Pty Ltd.
    c. Deed of Sale
    d. Sale/leaseback document

27.	We note your comment and understand its importance.

We hope that the above letter and the Amended Annual Report satisfactorily address the comments and questions raised in your letter of August 8, 2006 and apologize for the delay in responding to that letter.  If you have any additional questions or comments, please do not hesitate to contact me or the Company’s counsel, William Rosenstadt (tel. 212-588-0022: email wsr@sovrlaw.com).

Best regards,

/S/ Michael Timms
Michael Timms
Chief Executive Officer, President

cc:           Maureen Bauer, Securities and Exchange Commission
Carlton Tartar, Assistant Chief Accountant, Securities and Exchange Commission
John Reynolds, Chief, Securities and Exchange Commission